FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on renewal of continuing connected transactions and amendments to the articles of association of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on November 6, 2007.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Summary

Continuing Connected Transactions

The Board announces that on 6 November 2007 after 4:30 p.m., CNC China, a wholly-owned subsidiary of the Company, entered into various connected transaction agreements with China Netcom Group to, among other things, renew the term of the existing connected transaction agreements between CNC China, China Netcom Group and New Horizon Communications, all of which have a term expiring on 31 December 2007. The Board also announces that the Information and Communications Technology Agreement has been terminated with effect from 31 December 2007, and a new agreement has been entered into between China Netcom System Integration, an indirect wholly-owned subsidiary of the Company, and China Netcom Group for a term of three years commencing from 1 January 2008.

China Netcom Group is the ultimate holding company of the Company. As such, China Netcom Group is a connected person of the Company. Accordingly, any ongoing transactions between the Company’s subsidiaries, namely CNC China and China Netcom System Integration, and China Netcom Group constitute continuing connected transactions of the Company.

For Continuing Connected Transactions under the Engineering and Information Technology Services Agreement 2008 - 2010, as the proposed annual cap will exceed the 2.5% threshold under Rule 14A.34 of the Hong Kong Listing Rules, such transactions will constitute non-exempt continuing connected transactions under Rule 14A.35 of the Hong Kong Listing Rules and will be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

In addition, the Company has applied to the Hong Kong Stock Exchange that no caps be proposed for the transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010. Such transactions will also be subject to the reporting and announcement requirements set out in Rule 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

Proposed Amendments to the Articles

The Board also proposes to make certain amendments to the Articles for the purpose of enhancing corporate governance.

EGM

The EGM will be convened to consider and, if thought fit, to approve the Engineering and Information Technology Services Agreement 2008 - 2010 and the annual caps applicable thereto, the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010 for which no annual caps are proposed, as well as the proposed amendments to the Articles. In accordance with the Hong Kong Listing Rules, China Netcom Group and its Associates being connected persons of the Company, will abstain from voting on the ordinary resolutions to approve the Non-exempt Continuing Connected Transactions at the EGM. The votes of the Independent Shareholders at the EGM shall be taken by poll.

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Non-exempt Continuing Connected Transactions. In this respect, Rothschild has been retained as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

Despatch of shareholders’ circular

A circular containing, amongst other things, further information relating to the Continuing Connected Transactions, letter from the Independent Board Committee, letter from Rothschild and the proposed amendments to the Articles and a notice of the EGM will be despatched to the Shareholders as soon as practicable.

BACKGROUND

In order to facilitate the management of all continuing connected transactions of the Company, CNC China, China Netcom Group and New Horizon Communications entered into certain connected transactions agreements on 12 September 2005 to regulate the continuing connected transactions between China Netcom Group and its subsidiaries or Associates (other than the Group) on the one hand and the Group on the other, in respect of the Group’s operations in 12 provinces, municipalities and autonomous region in China (excluding Guangdong Province and Shanghai Municipality after the Company’s disposal of its business operations in these two regions in February 2007). These connected transaction agreements were approved by the then Independent Shareholders at the extraordinary general meeting of the Company held on 25 October 2005. Reference is made to the announcement and the circular of the Company dated 12 September 2005 and 23 September 2005, respectively, for the background and details of these connected transaction agreements.

Each of the connected transaction agreements entered into between CNC China, China Netcom Group and New Horizon Communications in 2005 will expire on 31 December 2007. CNC China and China Netcom Group intend to continue their existing continuing connected transactions under these agreements except the property sub-leasing agreement. Therefore, CNC China and China Netcom Group entered into various renewal agreements on 6 November 2007 after 4:30 p.m. to, among other things, renew the term of the existing connected transaction agreements other than the property sub-leasing agreement.

Pursuant to the property sub-leasing agreement dated 12 September 2005 and entered into between CNC China, China Netcom Group and New Horizon Communications, China Netcom Group agreed to sub-let to CNC China certain land and properties owned by and leased from independent third parties, for use as offices, telecommunications equipment sites and other ancillary purposes. As it is expected that the number of properties to be sublet from China Netcom Group will be substantially reduced, the property sub-leasing agreement will not be renewed. Instead, sub-lease agreements in respect of individual properties may be entered into in the future. It is expected the aggregate rental payable by CNC China to China Netcom Group under these sub-lease agreements will be minimal.

On 7 November 2006, China Netcom System Integration entered into the Information and Communications Technology Agreement with China Netcom Group. Pursuant to the Information and Communications Technology Agreement, China Netcom System Integration and its subsidiaries will provide information technology services to China Netcom Group and its subsidiaries (other than the Group). China Netcom System Integration will also subcontract system installation and configuration services to the subsidiaries and branches of China Netcom Group in China Netcom Group’s southern service region in the PRC. Reference is made to the announcement of the Company dated 28 November 2006 for the background and details of the Information and Communications Technology Agreement.

For the purpose of better management of the Company’s continuing connected transactions, the Information and Communications Technology Agreement has been terminated with effect from 31 December 2007 and on 6 November 2007 after 4:30 p.m., China Netcom System Integration and China Netcom Group entered into a new agreement on the same terms and conditions as the Information and Communications Technology Agreement and such agreement shall take effect on 1 January 2008, being the date on which all other connected transaction agreements of the Company become effective.

New Horizon Communications was established in 2005 in connection with the Group´s acquisition of the assets and liabilities and business operations for the provision of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province in the PRC. Subsequent to such acquisition, the assets and liabilities and business operations acquired by New Horizons Communications have been transferred to CNC China so that CNC China holds all the assets and liabilities and business operations of the Group in the PRC.

CONTINUING CONNECTED TRANSACTIONS

Details of the renewal agreements entered into between CNC China and China Netcom Group on 6 November 2007 and the new information and communications technology agreement entered into between China Netcom System Integration and China Netcom Group on 6 November 2007 are summarised below:

Domestic Interconnection Settlement Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Domestic Interconnection Settlement Agreement on 12 September 2005. The Domestic Interconnection Settlement Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Domestic Interconnection Settlement Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Domestic Interconnection Settlement Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Domestic Interconnection Settlement Agreement 2008 - 2010 of its intention to renew the Domestic Interconnection Settlement Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Pursuant to the Domestic Interconnection Settlement Agreement 2008 - 2010, the parties agreed to interconnect the network of China Netcom Group on the one hand and that of CNC China on the other and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.

For domestic long distance voice services between China Netcom Group and CNC China, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute, irrespective of whether the call terminates within the network of either China Netcom Group or CNC China or outside the network of either China Netcom Group or CNC China.

The rate of RMB0.06 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

In case where the call terminates outside the network of either China Netcom Group or CNC China, the settlement payment was at the rate of RMB0.09 per minute under the Domestic Interconnection Settlement Agreement dated 12 September 2005. Pursuant to the Domestic Interconnection Settlement Agreement 2008 - 2010, the parties to the agreement agreed that such rate shall be reduced to RMB0.06 per minute and that such reduction shall take retrospective effect from 1 April 2007. It is expected that such reduction will result in CNC China making less settlement payment to China Netcom Group.

International Long Distance Voice Services Settlement Agreement 2008 - 2010

CNC China and China Netcom Group entered into the International Long Distance Voice Services Settlement Agreement on 12 September 2005. The International Long Distance Voice Services Settlement Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “International Long Distance Voice Services Settlement Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the International Long Distance Voice Services Settlement Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the International Long Distance Voice Services Settlement Agreement 2008 - 2010 of its intention to renew the International Long Distance Voice Services Settlement Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Pursuant to the International Long Distance Voice Services Settlement Agreement 2008 - 2010, the parties agreed to interconnect the networks of China Netcom Group and CNC China and settle the charges received in respect of international long distance voice services on a quarterly basis.

For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and CNC China in connection with the provision of outbound international long distance voice services.

For inbound international calls, the revenues received by CNC China from overseas telecommunications operators (other than the Company and its controlled entities) less the amount paid to China Netcom Group at the rate of RMB0.06 per minute (irrespective of whether the call terminates within the network of China Netcom Group or within the network of other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and CNC China in connection with the provision of inbound international long distance voice services.

The rate of RMB0.06 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

In case where an inbound international call terminates within the network of operators other than China Netcom Group, an amount calculated at the rate of RMB0.09 per minute was paid to China Netcom Group under the International Long Distance Voice Services Settlement Agreement dated 12 September 2005. Pursuant to the International Long Distance Voice Services Settlement Agreement 2008 - 2010, the parties to the agreement agreed that such rate shall be reduced to RMB0.06 per minute and that such reduction shall take retrospective effect from 1 April 2007. It is expected that such reduction will result in CNC China sharing a larger amount of revenue for inbound international calls.

The transactions under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010 will be subject to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

Property Leasing Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Property Leasing Agreement on 12 September 2005. The Property Leasing Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Property Leasing Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Property Leasing Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Property Leasing Agreement 2008 - 2010 of its intention to renew the Property Leasing Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Pursuant to the Property Leasing Agreement 2008 - 2010:

(a)
CNC China leases to China Netcom Group a total of 54 buildings and units with an aggregate floor area of approximately 4,300 square metres located throughout CNC China’s service regions, for use as offices and other ancillary purposes; and

(b)
China Netcom Group leases to CNC China a total of 22 parcels of land with an aggregate site area of approximately 26,700 square metres and 42,097 buildings and units with an aggregate floor area of approximately 9,264,000 square metres located throughout CNC China’s service regions, for use as offices, telecommunications equipment sites and other ancillary purposes.

The charges payable by CNC China and by China Netcom Group under the Property Leasing Agreement 2008 - 2010 are based on market rates or the depreciation charges and taxes in respect of each property, provided such depreciation charges and taxes shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year.

The existing annual cap for the rental charges payable by CNC China to China Netcom Group for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB1,250 million whereas the existing annual cap for the rental charges receivable by CNC China from China Netcom Group for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB35 million. For the two years ended 31 December 2005 and 2006, the rental charges that CNC China paid to China Netcom Group amounted to RMB655 million and RMB680 million, respectively. Based on CNC China’s management accounts, the rental charge paid by CNC China to China Netcom Group for the nine months ended 30 September 2007 amounted to RMB478 million. For the year ended 31 December 2005, the rental charge paid by China Netcom Group to CNC China was negligible and for the year ended 31 December 2006, the rental charges paid by China Netcom Group to CNC China amounted to RMB2 million. Based on CNC China’s management accounts, the rental charge paid by China Netcom Group to CNC China for the nine months ended 30 September 2007 amounted to RMB10 million.

The total rental charges payable by CNC China to China Netcom Group in each of the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB1,050 million, and the total rental charges receivable by CNC China from China Netcom Group in each of the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB10 million. Accordingly, these amounts have been set as the proposed caps for this connected transaction.

China Netcom Group is currently undergoing restructuring such that some of its subsidiaries which are engaged in certain ancillary businesses may be disposed of. As such, the number of properties that can be leased from China Netcom Group to CNC China will reduce, thus resulting in a decrease in the annual cap for the rental charges payable to China Netcom Group. For the same reason, the number of properties that are required to be leased from CNC China to China Netcom Group will also be reduced.

Master Sharing Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Master Sharing Agreement on 12 September 2005. The Master Sharing Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Master Sharing Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Master Sharing Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Master Sharing Agreement 2008 - 2010 of its intention to renew the Master Sharing Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Pursuant to the Master Sharing Agreement 2008 - 2010:

(a)	CNC China will provide customer relationship management services for large enterprise customers of China Netcom Group;

(b)	CNC China will provide network management services to China Netcom Group;

(c)
CNC China will share with China Netcom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, human resources and other related matters of both CNC China and China Netcom Group;

(d)	CNC China will provide to China Netcom Group supporting services such as billing and settlement provided by the business support centre;

(e)	China Netcom Group will provide to CNC China supporting services, including telephone card production, development and related services;

(f)	China Netcom Group will provide to CNC China certain other shared services, including advertising, publicity, research and development, business hospitality, maintenance and property management;

(g)	China Netcom Group will provide certain office space in its headquarters to CNC China for use as its principal executive office; and

(h)
CNC China and China Netcom Group will share the revenues received by China Netcom Group from other operators whose networks interconnect with the Internet backbone network of China Netcom Group and will share the monthly connection fee that China Netcom Group pays to the State Internet Switching Centre.

CNC China and China Netcom Group own certain equipment and facilities forming the Internet backbone network of China. This Internet backbone network interconnect with the networks of other operators. Such interconnection generates revenues which is settled with China Netcom Group and shared between China Netcom Group and CNC China under the Master Sharing Agreement 2008 - 2010.

The services set out in paragraphs (a) to (g) above and the revenue and fee set out in paragraph (h) above are shared between CNC China and China Netcom Group on an on-going basis from time to time. The costs of the services provided under the Master Sharing Agreement 2008 - 2010 are not directly related to the volumes of business or revenues of the parties. Accordingly, the aggregate costs incurred by CNC China or China Netcom Group for the provision of the services set out in paragraphs (a) to (g) above and the revenue and fee receivable and payable by China Netcom Group as referred to in paragraph (h) above are apportioned between CNC China and China Netcom Group according to their respective total assets value as shown in their respective financial statements on an annual basis.

The existing annual cap for the amount receivable by CNC China from China Netcom Group under the Master Sharing Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB180 million whereas the existing annual cap for the amount payable by CNC China to China Netcom Group under the Master Sharing Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB485 million. The total amounts received by CNC China from China Netcom Group in respect of services set out in paragraphs (a) to (d) above and in respect of revenue set out in paragraph (h) above for the two years ended 31 December 2005 and 2006 amounted to RMB89 million and RMB121 million, respectively. Based on CNC China’s management accounts, the total amounts received by CNC China from China Netcom Group in respect of services set out in paragraphs (a) to (d) above and in respect of the revenue set out in paragraph (h) above for the nine months ended 30 September 2007 amounted to RMB83 million. The total amounts paid by CNC China to China Netcom Group in respect of services set out in paragraphs (e) to (g) above and in respect of the fee set out in paragraph (h) above for the two years ended 31 December 2005 and 31 December 2006 amounted to RMB279 million and RMB448 million, respectively. Based on CNC China’s management accounts the total amounts paid by CNC China to China Netcom Group in respect of services set out in paragraphs (e) to (g) above and in respect of the fee set out in paragraph (h) above for the nine months ended 30 September 2007 amounted to RMB320 million.

Based on the aggregate historical expenditures incurred for the provision of relevant services described in paragraphs (a) to (g) above, the aggregate historical revenue generated from the interconnection of the Internet backbone network and historical fee paid to the State Internet Switching Centre and the projected total assets values of China Netcom Group and CNC China, respectively, the aggregate amount receivable by CNC China from China Netcom Group in respect of services set out in paragraphs (a) to (d) above and in respect of the revenue set out in paragraph (h) above in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB200 million, and the total amount payable by CNC China to China Netcom Group in respect of services set out in paragraphs (e) to (g) and in respect of the fee set out in paragraph (h) above in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB690 million. Accordingly, these amounts have been set as the proposed caps for this connected transaction.

In determining the proposed annual caps for this connected transaction, the Directors have also taken into account the expected increase in the costs of the services to be provided under the Master Sharing Agreement 2008 - 2010 in the next three years due to (i) the use of the new headquarters which is considerably larger than the previous headquarters; (ii) the increase in the number of the business units operating in the headquarters; and (iii) the increase in advertising expenses due to the expected launch of new packages or services and the increase in expenses relating to business support systems as a result of increase in staff.

Engineering and Information Technology Services Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Engineering and Information Technology Services Agreement on 12 September 2005. The Engineering and Information Technology Services Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Engineering and Information Technology Services Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Engineering and Information Technology Services Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Engineering and Information Technology Services Agreement 2008 - 2010 of its intention to renew the Engineering and Information Technology Services Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

The Engineering and Information Technology Services Agreement 2008 - 2010 governs the arrangements with respect to the provision of certain engineering and information technology-related services to CNC China by China Netcom Group. These services include:

(a)	the provision of planning, surveying and design services in relation to telecommunications engineering projects;

(b)       the provision of construction services in relation to telecommunications engineering projects;

(c)        the provision of supervision services in relation to telecommunications engineering projects; and

(d)	the provision of information technology services, including office automation, software testing, network upgrade, new business development and support system development.

The charges payable for engineering and information technology-related services described above are determined with reference to market rates. In addition, where the value of any single item of engineering design or supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender. The charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

The existing annual cap for the service charges payable by CNC China to China Netcom Group under the Engineering and Information Technology Services Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB4,400 million. For the two years ended 31 December 2005 and 2006, the total service charges paid by CNC China to China Netcom Group in respect of engineering and information technology-related services amounted to RMB2,649 million and RMB2,546 million, respectively. Based on CNC China’s management accounts, the total service charges paid by CNC China to China Netcom Group in respect of engineering and information technology-related services for the nine months ended 30 September 2007 amounted to RMB1,292 million.

The Group’s strategic goal is that CNC China is to become the leading service provider of broadband communications services and multi-media services in China by 2010. Separately, in order to enhance the service quality of its network, the Company is planning to replace the copper cables in certain parts of its service regions and install fiber optic cables for its new network. This project is expected to commence in 2008 and will take three to five years to complete. The amount of assets investments involved in this project can be very substantial and may reach RMB15 billion. As the subsidiaries of China Netcom Group are very experienced in telecommunications engineering construction projects, it is expected that these entities will have a good chance of winning projects involving the replacement of cables. Hence, the extent and volume of the engineering and information technology-related services that CNC China expects China Netcom Group to provide in the next three years will increase substantially when compared with the volume of services provided in the last two years and in recent months, and based on the historical service charges paid by CNC China to China Netcom Group, the total amount payable by CNC China to China Netcom Group for provision of engineering and information technology-related services in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB4,400 million, being the same as the existing annual cap. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Materials Procurement Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Materials Procurement Agreement on 12 September 2005. The Materials Procurement Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Materials Procurement Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Materials Procurement Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Materials Procurement Agreement 2008 - 2010 of its intention to renew the Materials Procurement Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Under the Materials Procurement Agreement 2008 - 2010:

(a)	CNC China may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment;

(b)	CNC China may purchase from China Netcom Group certain products, including cables, modems and yellow pages telephone directories; and

(c)	China Netcom Group will provide to CNC China storage and transportation services related to the procurement and purchase of materials or equipment under the agreement.

Commission and/or charges for the domestic materials procurement services referred to in paragraph (a) above shall not exceed the maximum rate of 3% of the contract value. Commission and/or charges for the above imported materials procurement services shall not exceed the maximum rate of 1% of the contract value. The price for the purchase of China Netcom Group´s products referred to in paragraph (b) above is determined with reference to the following pricing principles and limits:

•           the government fixed price;

•	where there is no government fixed price but a government guidance price exists, the government guidance price;

•	where there is neither a government fixed price nor a government guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

Commission charges for the storage and transportation services referred to in paragraph (c) above are determined with reference to market rates.

Payments under the Materials Procurement Agreement 2008 - 2010 will be made as and when the relevant equipment or products have been procured and delivered.

The existing annual cap for the commission and/or charges payable by CNC China to China Netcom Group under the Materials Procurement Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB2,000 million. For the two years ended 31 December 2005 and 2006, the total commission and/or charges paid by CNC China to China Netcom Group in respect of the domestic and imported materials procurement services amounted to RMB1,529 million and RMB1,292 million, respectively. Based on CNC China’s management accounts, the total commission and/or charges paid by CNC China to China Netcom Group in respect of domestic and imported materials procurement services for the nine months ended 30 September 2007 amounted to RMB500 million. The amount of total commission and/or charges paid by CNC China under the Materials Procurement Agreement for the first nine months of 2007 has dropped by a far margin as the Company has put in place effective measures to control its capital expenditures, in particular in fixed assets investments. However, with the 2008 Beijing Olympic Games and the network quality enhancement project in the next few years, it is expected that the commission and/or charges payable by CNC China under the Materials Procurement Agreement 2008 - 2010 cannot be maintained at the low level in the first nine months of 2007.

Based on the historical commission and/or charges paid by CNC China to China Netcom Group and with reference to the level of commission charges set out in the Materials Procurement Agreement 2008 - 2010, the total amount payable by CNC China to China Netcom Group, including both commissions and purchase prices, for each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB1,500 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

The proposed annual cap has been decreased as certain companies which used to provide materials procurement services to CNC China are no longer members of China Netcom Group as a result of the restructuring of China Netcom Group. Therefore, any transactions between these companies and CNC China do not constitute connected transactions of the Company and it is not necessary to take into account the amount of the transactions between these companies and CNC China for determination of the proposed annual cap.

Ancillary Telecommunications Services Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Ancillary Telecommunications Services Agreement on 12 September 2005. The Ancillary Telecommunications Services Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Ancillary Telecommunications Services Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Ancillary Telecommunications Services Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Ancillary Telecommunications Services Agreement 2008 - 2010 of its intention to renew the Ancillary Telecommunications Services Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

The Ancillary Telecommunications Services Agreement 2008 - 2010 governs the arrangements with respect to the provision of ancillary telecommunications services to CNC China by China Netcom Group. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisition and servicing and other customers’ services.

The charges payable for the services described above are determined with reference to the following pricing principles and limits:

•           the government fixed price;

•	where there is no government fixed price but a government guidance price exists, the government guidance price;

•	where there is neither a government fixed price nor a government guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

The service charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

The existing annual cap for the service charges payable by CNC China to China Netcom Group under the Ancillary Telecommunications Services Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB1,200 million. For the two years ended 31 December 2005 and 2006, the total services charges paid by CNC China to China Netcom Group for ancillary telecommunications services amounted to RMB486 million and RMB408 million, respectively. Based on CNC China’s management accounts, the total service charges paid by CNC China to CNC Netcom Group for ancillary telecommunications services for the nine months ended 30 September 2007 amounted to RMB318 million.

Based on the historical service charges paid and the estimated extent and volume of ancillary telecommunications services required from China Netcom Group, the total amount payable by CNC China to China Netcom Group for provision of ancillary telecommunications services in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB1,000 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

The proposed annual cap has been slightly decreased as certain companies which used to provide ancillary telecommunications services to CNC China are no longer members of China Netcom Group as a result of the restructuring of China Netcom Group. Therefore, any transactions between these companies and CNC China do not constitute connected transactions of the Company and it is not necessary to take into account the amount of the transactions between these companies and CNC China for determination of the proposed annual cap.

Support Services Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Support Services Agreement on 12 September 2005. The Support Services Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Support Services Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Support Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Support Services Agreement 2008 - 2010 of its intention to renew the Support Services Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Under the Support Services Agreement 2008 - 2010, China Netcom Group provides CNC China with various support services, including equipment leasing (other than equipment covered under the Telecommunications Facilities Leasing Agreement 2008 - 2010) and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employee training services and advertising services and other support services.

The charges payable for the services described above are determined with reference to the following pricing principles and limits:

•           the government fixed price;

•	where there is no government fixed price but a government guidance price exists, the government guidance price;

•	where there is neither a government fixed price nor a government guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

The service charges are settled between CNC China and China Netcom Group as and when relevant services are provided.

The existing annual cap for the service charges payable by CNC China to China Netcom Group under the Support Services Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB1,610 million. For the two years ended 31 December 2005 and 2006, the total support service charges paid by CNC China to China Netcom Group amounted to RMB1,154 million and RMB737 million, respectively. Based on CNC China’s management accounts, the total support service charges paid by CNC China to China Netcom Group for the nine months ended 30 September 2007 amounted to RMB380 million.

Based on the historical service charges paid and the estimated extent and volume of support services required from China Netcom Group, the total amount payable by CNC China to China Netcom Group for provision of support services in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB1,500 million. Accordingly, this amount has been set as the proposed cap for this connected transaction.

The proposed annual cap has been slightly decreased as certain companies which used to provide support services to CNC China are no longer members of China Netcom Group as a result of the restructuring of China Netcom Group. Therefore, any transactions between these companies and CNC China do not constitute connected transactions of the Company and it is not necessary to take into account the amount of the transactions between these companies and CNC China for determination of the proposed annual cap. However, as China Netcom Group is an official partner of the 2008 Beijing Olympic Games, it is expected that the services required from China Netcom Group such as motor vehicles services, security services and advertising services will substantially increase. Furthermore, with the development of new businesses such as information communications technology services and other value-added services and the strengthening of the Group’s efforts in promoting its various product brands, the advertising services and the employee training services required from China Netcom Group are expected to increase substantially.

Telecommunications Facilities Leasing Agreement 2008 - 2010

New Horizon Communications, CNC China and China Netcom Group entered into the Telecommunications Facilities Leasing Agreement on 12 September 2005. The Telecommunications Facilities Leasing Agreement is valid until 31 December 2007 and can be renewed with the same terms for further periods of three years. On 6 November 2007 after 4:30 p.m., CNC China entered into a renewal agreement with China Netcom Group (the “Telecommunications Facilities Leasing Agreement 2008 - 2010”) whereby the parties agreed to continue the existing transactions under the Telecommunications Facilities Leasing Agreement for a term of three years commencing on 1 January 2008. If CNC China notifies China Netcom Group at least three months prior to the expiration of the Telecommunications Facilities Leasing Agreement 2008 - 2010 of its intention to renew the Telecommunications Facilities Leasing Agreement 2008 - 2010, such agreement can be renewed with the same terms for further periods of three years.

Under the Telecommunications Facilities Leasing Agreement 2008 - 2010:

(a)	China Netcom Group leases inter-provincial fiber-optic cables within CNC China’s service regions to CNC China;

(b)
China Netcom Group leases certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) to CNC China; and

(c)	China Netcom Group leases certain other telecommunications facilities required by CNC China for its operations.

The rental charges for the leasing of inter-provincial fiber-optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber-optic cables, resources and telecommunications facilities provided that such charges shall not be higher than market rates. CNC China shall be responsible for the on-going maintenance of such inter-provincial fiber-optic cables and international telecommunications resources. CNC China and China Netcom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in paragraph (c) above. Unless otherwise agreed by CNC China and China Netcom Group, such maintenance service charges shall be borne by CNC China. If China Netcom Group shall be responsible for maintaining any telecommunications facilities referred to in paragraph (c) above, CNC China shall pay to China Netcom Group the relevant maintenance service charges which maintenance charges shall be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to China Netcom Group under the Telecommunications Facilities Leasing Agreement 2008 - 2010 will be settled between CNC China and China Netcom Group on a quarterly basis.

The existing annual cap for the charges payable by CNC China to China Netcom Group under the Telecommunications Facilities Leasing Agreement for each of the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007 is RMB600 million. For the two years ended 31 December 2005 and 2006, the total charges paid by CNC China to China Netcom Group for the lease of telecommunications facilities amounted to RMB300 million and RMB382 million, respectively. Based on CNC China’s management accounts, the total charges paid by CNC China to China Netcom Group for the lease of telecommunications facilities for the nine months ended 30 September 2007 amounted to RMB246 million.

Given the growth of the business of the Group, it is expected that the telecommunications facilities to be leased from China Netcom Group will be slightly increased. Based on the annual depreciation charges, the current market rates and the expected telecommunications facilities required to be leased from China Netcom Group, the total amount payable by CNC China to China Netcom Group under this leasing agreement in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB600 million, being the same as the existing annual cap. Accordingly, this amount has been set as the proposed cap for this connected transaction.

Information and Communications Technology Agreement 2008 - 2010

China Netcom System Integration and China Netcom Group entered into the Information and Communications Technology Agreement on 7 November 2006. On 6 November 2007 after 4:30 p.m., the Information and Communications Technology Agreement has been terminated with effect from 31 December 2007 and China Netcom System Integration and China Netcom Group signed a new agreement (the “Information and Communications Technology Agreement 2008 - 2010”) on the same terms and conditions as the Information and Communications Technology Agreement.

Pursuant to the Information and Communications Technology Agreement 2008 - 2010:

(a)
China Netcom System Integration (and its subsidiaries) provides information and communications technology services to China Netcom Group (and its subsidiaries (other than the Group)), which include system integration services, software development services, operational maintenance services, consultancy services, equipment leasing-related services and product sales and distribution related services.

(b)
China Netcom System Integration will also subcontract services ancillary to the provision of information communication technology services, namely the system installation and configuration services, to the subsidiaries and branches of China Netcom Group in China Netcom Group’s southern service region in the PRC.

The charges payable for the services provided under the Information and Communications Technology Agreement 2008 - 2010, are determined with reference to the following pricing principles and limits:

•           the government fixed price;

•	where there is no government fixed price but a government guidance price exists, the government guidance price; or

•	where there is neither a government fixed price nor a government guidance price, the market price.

In relation to the charges payable for the services provided under the Information and Communications Technology Agreement 2008 - 2010 that are to be determined with reference to the market price:

•
if the value of any single item of system installation and configuration services provided by China Netcom Group (and its subsidiaries) to China Netcom System Integration (and its subsidiaries) exceeds RMB0.3 million, the award of such services will be subject to tender; or

•
if the value of any single item of system integration, software development, operational maintenance, consultancy and equipment leasing-related services exceeds RMB0.5 million, or where the value of any single item of product sales and distribution related services exceeds RMB2 million, the award of such services will be subject to tender.

The Information and Communications Technology Agreement 2008 - 2010 is effective from 1 January 2008 and expires after 31 December 2010. If the parties agree, the Information and Communications Technology Agreement 2008 - 2010 can be renewed with the same terms for further periods of three years.

The existing annual caps for the consideration receivable by China Netcom System Integration (and its subsidiaries) from China Netcom Group pursuant to the Information and Communications Technology Agreement for the year ended 31 December 2006 and the two years ending 31 December 2007 and 2008 are RMB170 million, RMB520 million and RMB800 million, respectively, whereas the existing annual caps for the consideration payable by China Netcom System Integration (and its subsidiaries) to China Netcom Group pursuant to the Information and Communications Technology Agreement for the year ended 31 December 2006 and the two years ending 31 December 2007 and 2008 are RMB60 million, RMB180 million and RMB270 million, respectively. For the year ended 31 December 2006, the total consideration received by China Netcom System Integration (and its subsidiaries) from China Netcom Group under the Information and Communications Technology Agreement amounted to RMB36 million. Based on CNC China’s management accounts, the total consideration received by China Netcom System Integration (and its subsidiaries) from China Netcom Group under the Information and Communications Technology Agreement for the nine months ended 30 September 2007 amounted to RMB52 million. For the same periods, the total consideration paid by China Netcom System Integration (and its subsidiaries) to China Netcom Group under the Information and Communications Technology Agreement was negligible.

The Group witnessed a rapid increase in charges received from China Netcom Group in respect of the information communications technology services in the past 11 months. In view of the growing demand for the information communications technology services, China Netcom System Integration has continued with its expansion in the scope of its services. It is expected that by 2015, the provision of information communications technology services will contribute up to 20% of the Group’s total revenue. In 2006, revenue from information communications technology services represents under 1% of the Group’s total revenue. Based on the historical service charges received under the Information and Communications Technology Agreement, the anticipated rapid growth of the information communications technology services and the estimated extent and volume of services required from and to be subcontracted to China Netcom Group, the total consideration receivable by China Netcom System Integration (and its subsidiaries) from China Netcom Group in respect of the services set out in paragraph (a) above in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB800 million, RMB850 million and RMB850 million, respectively, and the total consideration payable by China Netcom System Integration (and its subsidiaries) to China Netcom Group in respect of the subcontracting work set out in paragraph (b) above in each of the three financial years ending 31 December 2008, 2009 and 2010 is not expected to exceed RMB270 million. Accordingly, these amounts have been set as the proposed caps for this connected transaction.

GENERAL INFORMATION

The Company is a leading broadband communications and fixed-line telecommunications operator in China. Its service regions cover the area of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province.

China Netcom Group is a state-owned enterprise established under the laws of the PRC and is the ultimate holding company of the Company. China Netcom Group is the second largest fixed-line telecommunications operator in China. China Netcom Group owns and operates its fixed-line telecommunications networks, and provides telecommunications services including fixed-line telephone, broadband and other Internet-related services in all provinces, municipalities and autonomous regions in China that are outside the Company’s existing service regions.

COMPLIANCE WITH THE HONG KONG LISTING RULES

China Netcom Group is the ultimate holding company of the Company. As such, China Netcom Group is a connected person of the Company. Accordingly, any ongoing transactions between the Company’s subsidiaries, namely CNC China and China Netcom System Integration, and China Netcom Group constitute continuing connected transactions of the Company.

The Directors (including the independent non-executive Directors) are of the opinion that the terms of the Continuing Connected Transactions described in the section headed “Continuing Connected Transactions” above (other than the Non-exempt Continuing Connected Transactions) have been entered into, and will be carried out, in the ordinary and usual course of business of the Group and on normal commercial terms which are fair and reasonable so far as the interests of the Shareholders are concerned and the Directors (including the independent non-executive Directors) further consider that the proposed annual caps for the Continuing Connected Transactions (other than the Non-exempt Continuing Connected Transactions) for each of the three years ending 31 December 2008, 2009 and 2010 are fair and reasonable. The Directors are of the opinion that the terms of the Non-exempt Continuing Connected Transactions have been entered into, and will be carried out, in the ordinary and usual course of business of the Group and on normal commercial terms which are fair and reasonable so far as the interests of the Shareholders are concerned and the Directors further consider that the proposed annual caps for the Non-exempt Continuing Connected Transactions (other than those under the Domestic Interconnection Settlement Agreement 2008-2010 and the International Long Distance Voice Services Settlement Agreement 2008-2010) for each of the three years ending 31 December 2008, 2009 and 2010 are fair and reasonable.

It is expected that each of the proposed annual caps for the years 2008 to 2010 for each category of Continuing Connected Transactions under the Master Sharing Agreement 2008 - 2010, the Materials Procurement Agreement 2008 - 2010, the Ancillary Telecommunications Services Agreement 2008 - 2010, the Support Services Agreement 2008 - 2010 and the Telecommunications Facilities Leasing Agreement 2008 - 2010, the proposed annual caps for the years 2008 to 2010 for charges payable by CNC China and charges payable by China Netcom Group under the Property Leasing Agreement 2008 - 2010 and the proposed annual caps for the years 2008 to 2010 for charges payable by China Netcom System Integration (and its subsidiaries) and charges payable by China Netcom Group under the Information Communications Technology Agreement 2008 - 2010, will be less than the 2.5% threshold under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, these transactions will be exempt from the independent shareholders’ approval requirements under the Hong Kong Listing Rules, but such transactions will still be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules.

For Continuing Connected Transactions under the Engineering and Information Technology Services Agreement 2008 - 2010, as the proposed annual cap will exceed the 2.5% threshold under Rule 14A.34 of the Hong Kong Listing Rules, such transactions will constitute non-exempt continuing connected transactions under Rule 14A.35 of the Hong Kong Listing Rules and will be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Hong Kong Listing Rules. There are no prior transactions or relationship with China Netcom Group and its ultimate beneficial owners which require aggregation under Rule 14A.25 of the Hong Kong Listing Rules.

Under Rule 14A.35(2) of the Hong Kong Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The caps for the Continuing Connected Transactions (other than those under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010) for each of the three years ending 31 December 2008, 2009 and 2010 are set out below:

Continuing Connected Transactions	Proposed annual cap
(RMB in millions)
Property Leasing Agreement 2008 - 2010	payable by CNC China — 1,050payable by China Netcom Group — 10
Master Sharing Agreement 2008 - 2010	payable by CNC China — 690payable by China Netcom Group — 200
Engineering and Information Technology Services Agreement 2008 - 2010	4,400
Materials Procurement Agreement 2008 - 2010	1,500
Ancillary Telecommunications Services Agreement 2008 - 2010	1,000
Support Services Agreement 2008 - 2010	1,500
Telecommunications Facilities Leasing Agreement 2008 - 2010	600
Information Communications Technology Agreement 2008 - 2010	payable by China Netcom System Integration (and its subsidiaries) — 270payable by China Netcom Group — 800 (for 2008), 850 (for 2009), 850 (for 2010)

Special circumstances exist for both the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010 and no cap is proposed in respect of the settlement of domestic and international long distance voice services for the following reasons:

(i)
any growth in the domestic and international long distance voice services will necessarily result in increased transaction volumes under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Agreement 2008 - 2010, which the Company will not be able to control as it depends entirely on customer usage. Any caps on these transactions will therefore potentially limit the Company’s ability to conduct or expand its business in the ordinary course; and

(ii)
the settlement rates in respect of long distance voice services are determined with reference to the relevant standard tariff or policies promulgated by the relevant regulatory authorities in China, which are subject to change from time to time, and the Company is not in a position to set the settlement rates at its discretion.

The Company has applied to the Hong Kong Stock Exchange that no caps be proposed for the transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010. Such transactions will be subject to the reporting and announcement requirements set out in Rule 14A.45 to 14A.47 of the Hong Kong Listing Rules and the independent shareholders’ approval requirements under Rule 14A.48 of the Hong Kong Listing Rules.

PROPOSED AMENDMENTS TO THE ARTICLES

The Company is dedicated to pursuing sound corporate governance and the Board is convinced that measures on improving its corporate governance will enhance the core competitiveness and results of the Group and Shareholders’ value. In 2005, the Company launched the “Corporate Governance Consultancy Project”. Based on the findings of the consultancy project, certain amendments to the existing Articles are proposed and the proposed amendments have also been reviewed by the Nominating and Corporate Governance Committee of the Board. The Committee considers that the proposed amendments to the Articles are beneficial to the Company and will enhance the level of corporate governance. The proposed amendments cover the following areas:

(a)	procedure for appointment and removal of chief executive officer, senior vice presidents and chief financial officer;

(b)           term of directors;

(c)           participation of employees in the management of the Company;

(d)           minimum number of Board members and quorum for meetings of the Board;

(e)           election of the chairman of the meetings of the Board; and

(f)           other minor housekeeping matters.

Details regarding the proposed amendments to the Articles will be set out in the circular to be despatched to Shareholders.

EGM

The EGM will be convened to consider and, if thought fit, to approve the Engineering and Information Technology Services Agreement 2008 - 2010 and the annual caps applicable thereto, the Domestic Interconnection Settlement Agreement 2008 - 2010 and the International Long Distance Voice Services Settlement Agreement 2008 - 2010 for which no annual caps are proposed, as well as the proposed amendments to the Articles. In accordance with the Hong Kong Listing Rules, China Netcom Group and its Associates being connected persons of the Company, will abstain from voting on the ordinary resolutions to approve the Non-exempt Continuing Connected Transactions at the EGM. The votes of the Independent Shareholders at the EGM shall be taken by poll.

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Non-exempt Continuing Connected Transactions. In this respect, Rothschild has been retained as the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

CIRCULAR

A circular containing, amongst other things, further information relating to the Continuing Connected Transactions, letter from the Independent Board Committee, letter from Rothschild and the proposed amendments to the Articles and a notice of the EGM will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ADSs”	American depositary shares issued by Citibank, N.A., each representing ownership of 20 Shares, which are listed on the New York Stock Exchange, Inc.
“Articles”	the articles of association of the Company from time to time
“Associates”	as defined in the Hong Kong Listing Rules
“Board” or “Board of Directors”	the board of Directors
“China” or “PRC”	the People’s Republic of China (excluding, for the purpose of this announcement, Hong Kong, Macau and Taiwan)
“China Netcom Group”	China Network Communications Group Corporation (), a company established under the laws of the PRC and the ultimate controlling shareholder of the Company
“China Netcom System Integration”	China Netcom Group System Integration Limited Corporation (), a company established under the laws of the PRC and an indirect wholly-owned subsidiary of the Company
“CNC China”
China Netcom (Group) Company Limited (), formerly known as China Netcom Corporation Limited, a company established in the PRC with limited liability as a wholly foreign owned enterprise and a wholly owned subsidiary of the Company

“Companies Ordinance”	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
“Company”
China Netcom Group Corporation (Hong Kong) Limited (), a company incorporated in Hong Kong whose Shares are listed on the Hong Kong Stock Exchange and whose ADSs are listed on the New York Stock Exchange, Inc.

“Continuing Connected Transactions”	the connected transactions described in the section headed “Continuing Connected Transactions” in this announcement
“Rothschild” or “Independent Financial Adviser”
N M Rothschild & Sons (Hong Kong) Limited, being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions

“Directors”	the directors of the Company
“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be convened on 6 December 2007 or any adjournment thereof
“Group”	the Company and its existing subsidiaries
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Independent Board Committee”
the committee of Directors, consisting of John Lawson Thornton, Victor Cha Mou Zing, Qian Yingyi, Hou Ziqiang and Timpson Chung Shui Ming being all the independent non-executive Directors, formed to advise the Independent Shareholders in respect of the terms of the Non-exempt Continuing Connected Transactions

“Independent Shareholders”	Shareholders other than China Netcom Group and its Associates
“Information and Communications Technology Agreement”	the Information and Communications Technology Agreement dated 7 November 2006 entered into between China Netcom System Integration and China Netcom Group
“New Horizon Communications”	China Netcom Group New Horizon Communications Corporation Limited (), a company incorporated in the PRC and an indirect wholly-owned subsidiary of the Company
“Non-exempt Continuing Connected Transactions”
continuing connected transactions contemplated under the Domestic Interconnection Settlement Agreement 2008 - 2010, the International Long Distance Voice Services Settlement Agreement 2008 - 2010 and the Engineering and Information Technology Services Agreement 2008 - 2010, such transactions and agreements are further described in the section headed “Continuing Connected Transactions” in this announcement

“RMB”	Renminbi, the lawful currency of the PRC
“Share(s)”	ordinary shares in the Company’s issued share capital with a par value of US$0.04 per share which are listed on the Hong Kong Stock Exchange
“Shareholders”	holders of Shares
“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

For your convenience and unless otherwise specified, this announcement contains translation between RMB and Hong Kong dollars at RMB0.9604 = HK$1.00, the prevailing rate on 5 November 2007. The translation is not representation that the RMB and Hong Kong dollar amounts could actually be converted at those rates, if at all.

Yours faithfully, China Netcom Group Corporation (Hong Kong) Limited Zhang Chunjiang Chairman

Hong Kong, 6 November 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. José María Álvarez-Pallete and Mr. Mauricio Sartorius as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By	/s/ Li Fushen
By	s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: November 7, 2007